Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. to acquire FIVE Gold Royalties on Properties Managed by MONARCH MINING CORPORATION

Vancouver, British Columbia – July 23, 2021 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) with Monarch Mining Corporation (“Monarch”) (TSX: GBAR) (OTCQX: GBARF) to acquire the following gold royalty interests (the “Transaction”):

●	a C$2.50 per tonne royalty on material processed through Monarch’s Beacon mill originating from the Beaufor mine operations;
●	a 2.5% net smelter return (“NSR”) royalty on each of Monarch’s Croinor Gold, McKenzie Break and Swanson properties, each located in Quebec, Canada; and
●	a 1% NSR on Monarch’s Beaufor property, located in Quebec Canada (the “Beaufor NSR”) held by Caisse de dépôt et placement du Québec,

for total consideration of C$15 million (~US$12 million), of which C$11.25 million is payable on closing and C$3.75 million will be paid upon the 6-month anniversary of closing. The transaction is subject to customary conditions and is expected to close in August 2021.

David Garofalo, CEO, President, and Chairman of Gold Royalty stated: “We are excited to be partnering with Jean-Marc Lacoste and the strong technical team at Monarch to assist in the reopening of the Beaufor mine and to add additional high quality royalties to our portfolio. These assets will not only add potential near term cash flow to our Company, but also a strong pipeline of development and exploration projects located in Quebec, a very favourable mining jurisdiction. The Monarch royalties nicely complement the pro-forma portfolio of over 100 royalties in the Americas resulting from our previously announced acquisition of Ely Gold Royalties Inc. (“ELY”) (TSX-V: ELY).

It has been a very eventful start to our journey of growing into a leading royalty and streaming company. This announcement follows a string of exciting events for us and we are focused on driving continued success capitalizing on the experience and depth of our board and management team, strong balance sheet and capital markets presence.”

John Griffith, Chief Development Officer of Gold Royalty, stated: “We are thrilled to be partnering with Monarch as they advance the proposed reopening of the Beaufor mine, which has a consolidated historical production in excess of 1 million ounces of gold and has strong exploration potential. This is a compelling investment opportunity for Gold Royalty. The addition of the royalty on the Beacon mill will provide additional potential near-term cash flow as the mill restarts and through ramp-up of operations at the Beaufor mine. The added royalties on Croinor Gold, McKenzie Break and Swanson properties provide longer term exposure to the prolific Abitibi greenstone belt and complete a very attractive portfolio of assets.”

The royalty properties are located near strategic infrastructure in the Abitibi region of Quebec, Canada and include:

●	Beaufor Property / Beacon Mill – The Beaufor mine and Beacon mill are located approximately 20 kilometers east of Val-d’Or, Quebec and has historically produced 1.1 million ounces of gold at an average grade of 7.50 g/t gold. In June 2021, Monarch announced that it plans to restart the Beaufor Mine and the Beacon Mill by June 2022. The Beacon mill is a 750 tonne per day facility that is fully permitted to process up to 1.8 million tonnes of tailings. Monarch has also announced an ongoing 42,500 drill program at the Beaufor property.

●	Croinor Property – The Croinor Property is a fully permitted past producing property located 55 kilometers east of Val-d’Or, Quebec. The project consists of a district-size land package of over 150 km2. The property is the subject of a January 2018 prefeasibility study.

●	McKenzie Break – The McKenzie Break property is an advanced exploration property located approximately 35 kilometers northeast of Val-d’Or, Quebec. The property consists of a 70 km2 land package.

●	Swanson Property – The Swanson Property is an earlier stage exploration property located approximately 12 kilometers northeast of Barraute, Quebec, covering 52.26 km2.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

About Monarch Mining Corp.

Monarch Mining Corporation (TSX: GBAR) is a fully integrated mining company that owns four advanced projects, including the fully permitted past-producing Beaufor Mine, which has produced more than 1 million ounces of gold over the last 30 years. Other advanced assets include the Croinor Gold, McKenzie Break and Swanson properties, all located near Monarch’s wholly owned and fully permitted Beacon 750 tpd mill. Monarch owns 28,702 hectares (287 km2) of mining assets in the prolific Abitibi mining camp.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Technical Information

The information herein regarding Monarch’s properties has been derived from Monarch’s Press Release date June 3, 2021 and its June 2021 Corporate Presentation. For information with respect to each project, please refer to such documents as well as the applicable technical reports and other disclosure documents of Monarch that are available under its profile at www.sedar.com.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed acquisitions announced herein; the Company’s proposed acquisition of ELY; the anticipated timing, benefits and effects of the completion thereof, the proposed advancement of properties underlying the Company’s royalty interests, including interests to be acquired; expectations regarding the properties underlying the royalty interests to be acquired; and the Company’s future growth plans, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, any inability to satisfy the conditions under the proposed acquisitions; obtaining required shareholder and regulatory approvals in connection with the proposed acquisition of ELY; any inability to satisfy the other conditions to such completion or to realize the benefits of the proposed transaction, any inability of the operators of the properties underlying the Company’s royalty interests, including those to be acquired, to execute proposed plans for such properties and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.